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WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

April 28, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	VWF Bancorp, Inc.

Registration Statement on Form S-1

Filed March 11, 2022

File No. 333-263476

To Whom It May Concern:

On behalf of VWF Bancorp, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated April 7, 2022. The comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended March 31, 2022, beginning on page 28 of the prospectus.

Registration Statement on Form S-1 filed March 11, 2022

General

1.            Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Neither the Company nor any person authorized to act on its behalf has presented or expects to present to potential investors any such written communications in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission

Division of Corporation Finance

April 28, 2022

Summary, page 1

2.            Please refer to page 97. We note the disclosure that all depositors and certain borrowers are members of Van Wert Federal with voting rights as to all matters requiring membership action, and that upon completion of the conversion, Van Wert Federal will cease to have members and former members will no longer have voting rights in Van Wert Federal. Please disclose this in the summary section or include a cross-reference to this section.

The requested disclosure has been included on page 1 of the prospectus.

3.            Please include organizational structures depicting the company's structure both prior to and after the conversion, including the various legal entities and affiliations that exist.

The requested disclosure has been included on page 1 of the prospectus.

Business Strategy, page 2

4.            We note that your business strategy includes increasing originations of commercial real estate loans and commercial and industrial loans in an effort to increase loan portfolio yield. Please balance the discussion by disclosing the added risks of such lending, as disclosed on pages 13 and 62.

The requested disclosure has been included on pages 2 and 49 of the prospectus.

Risk Factors

Risks Related to Laws and Regulations

5.            Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

The requested disclosure has been included on page 17 of the prospectus

Business of Van Wert Federal

Expense and Tax Allocation Agreements

6.            Please disclose when you anticipate finalizing the administrative support services agreement and the tax allocation agreement that you reference in this section. To the extent possible, please provide an expanded discussion of the material terms of each agreement, including quantified disclosure of such terms, as applicable.

The disclosure on page 79 has been revised accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

April 28, 2022

Executive Compensation

Summary Compensation table, page 86

7.            Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

The requested disclosure has been included as a footnote to the Summary Compensation table on page 93 of the prospectus.

Exhibits

8.            We note the statement in Exhibit 5 that the "opinion has been prepared solely for the use of the Company in connection with the preparation and filing of the Form S-1, and shall not be used for any other purpose or relied upon by any other person without our prior express written consent" (emphasis added). Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

The opinion letter has been revised accordingly. See Exhibit 5 of the Amended Registration Statement.

*    *    *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Becky Chow, SEC

Michael Volley, SEC

Christopher Wall, SEC

David Lin, SEC

Gary L. Clay, VWF Bancorp

Mark K. Schumm, VWF Bancorp

Kip A. Weissman, Esq.